Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Trilogy International Partners Inc. (“Trilogy” or the “Company”)
155 108th Avenue NE, Suite 400
Bellevue, Washington, 98004 USA

ITEM 2:	DATE OF MATERIAL CHANGE

December 31, 2021

ITEM 3:	NEWS RELEASE

A news release announcing the material change referred to in this report was issued on December 31, 2021 through ACCESSWIRE and a copy was subsequently filed on SEDAR.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On December 31, 2021, the Company announced that it and its minority partner Tesbrit BV, have entered into a definitive agreement to sell 100% of their equity in Two Degrees Group Limited (“2degrees”) to Voyage Digital (NZ) Limited (“Voyage”), a joint venture between Macquarie Asset Management and Aware Super as owners of Vocus Group Limited.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On December 31, 2021, the Company announced that it and its minority partner Tesbrit BV, have entered into a definitive agreement to sell 100% of their equity in 2degrees to Voyage, a joint venture between Macquarie Asset Management and Aware Super as owners of Vocus Group Limited. Trilogy owns 73.17% of the equity in 2degrees. It first announced discussions with Macquarie Asset Management and Aware Super and a potential merger of 2degrees with Orcon Group in October 2021.

The implied enterprise value of 2degrees equates to NZ$1.70 Bn (including lease liabilities). This represents an EV/EBITDA multiple of 8.9x based on last twelve months of New Zealand Segment Adjusted EBITDA at September 30, 2021 on a US-GAAP basis and using an implied enterprise value of NZ$1.58 Bn excluding lease liabilities. On a cash free debt free basis, the purchase price for 100% of 2degrees shares (including employee options that will convert into shares in connection with the sale) represents an equity value of NZ$1.315 Bn, subject to potential adjustments at closing for specific costs or payments by 2degrees between signing and closing.

The transaction is subject to required regulatory approvals and the approval of Trilogy’s shareholders. Trilogy anticipates that closing will take place in the first half of 2022.

Shareholder Approval and Recommendation of the Board

Under the provisions of the Business Corporations Act (British Columbia), Trilogy’s governing corporate law statute, the sale of all or substantially all of its undertaking requires approval by way of a special resolution, which is a resolution approved by at least two-thirds of the votes cast on the matter at a meeting of shareholders. The special meeting of common shareholders is currently expected to be held in Q1 2022. SG Enterprises, II LLC (“SG”), Brad Horwitz and Alignvest Management Corporation (“Alignvest”) and certain of its affiliates, have entered into support agreements agreeing to vote their Trilogy common shares in favor of the transaction.

Trilogy’s board of directors, after consultation with management, its financial adviser and its legal advisors and reliance upon a fairness opinion from Grant Samuel and Associates Limited, and as to be more fully described in the management information circular to be filed and mailed to common shareholders in connection with the transaction, has unanimously approved the transaction and determined that it is in the best interests of Trilogy and recommends that common shareholders vote in favor of the transaction.

The Purchase Agreement

Under the terms of the purchase agreement, Voyage will acquire all of the equity interest of 2degrees. In addition to shareholder and regulatory approvals, the closing of the transaction is subject to the receipt of certain third-party consents, as well as a number of other customary conditions, including with respect to the accuracy of the parties’ representations and warranties and material compliance with their respective covenants.

The purchase agreement includes customary non-solicitation provisions subject to certain fiduciary exceptions.

Copies of the purchase agreement and the management information circular to be mailed to common shareholders in connection with the transaction will be filed with Canadian securities regulators and will be available on the SEDAR profile of Trilogy at www.sedar.com. Shareholders are urged to read the management information circular and the other relevant materials when they become available, as such materials will contain important information regarding the transaction.

The Bridge Loan

SG, Brad Horwitz and Alignvest have also committed to provide up to a US$10M loan (the “Bridge Loan”) to fund Trilogy’s corporate costs and certain transaction related costs between signing and the expected closing date of the transaction, subject to the approval of the Toronto Stock Exchange.

SG, Brad Horwitz and Alignvest have committed to provide US$6.5M, US$1.5M and US$2.0M, respectively, pursuant to three promissory notes (the “Notes”). The Notes bear interest at a rate of 13.5%, compounded annually and payable semi-annually. Unless repaid sooner in accordance with the terms of the Notes, the unpaid principal balance of all advances under the Notes, plus all accrued but unpaid interest thereon, is due and payable in full on May 15, 2023.

The entrance into the Bridge Loan constitutes a related-party transaction under Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”) due to the participation by certain Trilogy insiders as lenders. The Bridge Loan is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Bridge Loan does not exceed 25.0% of Trilogy’s market capitalization. This material change report was filed less than 21 days before the expected closing of the Bridge Loan as Trilogy wishes to complete the Bridge Loan as soon as commercially practical after all required approvals are obtained. The Bridge Loan was approved by the Company’s board of directors and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the Company’s board of directors. During the previous 24 months, no prior valuations have been made in respect of the Company that relate to the Bridge Loan which would require disclosure in accordance with section 6.8 of MI 61-101.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Ann Saxton, Investor Relations & Corporate Development, (425) 458-5900.

ITEM 9:	DATE OF REPORT

This Material Change Report is dated January 10, 2022.